Filed Pursuant to Rule 433
                                                         File No.: 333-137192-01

From: BARRY POLEN, CREDIT SUISSE SECURI
At: 12/12 17:15:26

## CSMC 06-C5 Disclosure on Changes to Deal ##

Please see the attached disclosure regarding the changes to CSMC 06-C5 since the red has been printed

- Loan # 199 has dropped from the pool (Encino Shoppes)
- Creation of AMFL class
- Bank of America being removed as a co manager on AM

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-137192. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov (http://www.sec.gov). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale. This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

================================================================================
Please access the attached hyperlink for an important electronic communications disclaimer:

http://www.credit-suisse.com/legal/en/disclaimer_email_ib.html
================================================================================

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This message is sent by Credit Suisse or an affiliate ('CS') for information only. Any price or yield information is indicative and may be changed without notice. The information contained herein is not an offer or solicitation to buy or sell any security. While this information has been obtained from sources believed to be reliable, its accuracy is not guaranteed. CS may hold positions in or buy and sell securities referred to herein, or perform/solicit investment banking mandates or other services for any company named in this message. Any reference to the terms of executed transactions should be treated as preliminary only and subject to our formal written confirmation.

               Update to Free Writing Prospectus dated December 1,
                   2006 (the "FWP") Filed Pursuant to Rule 433
                      Registration Statement No. 333-137192

The collateral pool for the transaction has been changed in the following ways:

            The weighted average annual mortgage interest rate for the mortgage pool is 6.0631%. The weighted average annual mortgage interest rate for loan group no. 1 is 6.0882%. The weighted average annual mortgage interest rate for loan group no. 2 is 5.9780%. The cut-off date balance of the mortgage pool is $3,429,773,367. The cut-off date balance for loan group no. 1 is $2,649,133,292. The cut-off date balance for loan group no. 2 is $780,640,075.

            The loan identified on Exhibit A-1 to the FWP as Loan No. 199 - Encino Shoppes, LLC, which has a principal balance of $3,125,000, has been removed from the mortgage pool.

The underwriters for the classes of offered certificates in the transaction have been changed in the following way:

            Banc of America Securities LLC will not act as a co-manager with respect to the class A-M certificates.

The structure for the classes of offered certificates in the transaction has been changed in the following way:

General

            The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2006-C5 will include a class of certificates (the "Class A-MFL Certificates") that entitles its holders to payments of interest based on a floating rate. The trust fund will include a swap agreement that will relate to the Class A-MFL Certificates. Credit Suisse International, an affiliate of the depositor, one of the mortgage loan sellers, one of the sponsors and one of the underwriters, will be the counterparty under that swap agreement. As of the date of the prospectus supplement, the swap counterparty has been assigned a senior unsecured debt rating of "AA-" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and a senior debt rating of "Aa3" by Moody's Investors Service, Inc.

            The Class A-MFL Certificates will represent interests in a grantor trust, the assets of which will include, among other things, an uncertificated REMIC regular interest, designated as the class A-MFL REMIC II regular interest, and the rights and obligations under the swap agreement. For so long as it is in effect, the swap agreement will provide, among other things, that amounts payable as interest with respect to the class A-MFL REMIC II regular interest will be exchanged for amounts payable by the swap counterparty under the swap agreement, with payments to be made between the swap counterparty and the trustee on behalf of the holders of the Class A-MFL Certificates on a net basis.

            The Class A-MFL Certificates will generally receive distributions of interest on a pro rata basis with the class A-M certificates and will receive distributions of principal only after the balance of the class A-1, class A-2, class A-AB, class A-3 and class A-1-A certificates has been reduced to zero.

Investing in the Class A-MFL Certificates Involves Certain Risks

            Distributions on the Class A-MFL Certificates will Depend, in Part, on Payments Received from the Swap Counterparty. Because the Class A-MFL Certificates will be paid through the class A-MFL REMIC II regular interest, which accrues interest at a fixed rate of interest, the ability of the holders of the Class A-MFL Certificates to obtain the payment of interest at the designated LIBOR-based pass-through rate (which payment of interest may be reduced in certain circumstances as described in the prospectus supplement) will depend on payment by the swap counterparty pursuant to the swap agreement.

            A Decline in the Ratings of the Swap Counterparty May Result in the Termination of the Swap Agreement and as a Result, the Pass-Through Rate on the Class A-MFL Certificates May Convert to the Pass-Through Rate on the Class A-MFL REMIC II Regular Interest. If the swap counterparty's long-term or short-term ratings fall below the ratings specified in the prospectus supplement under "Description of the Swap Agreement--The Swap Agreement", the swap counterparty will be required, in certain cases, to post collateral, find a guarantor acceptable to the rating agencies that will guarantee the swap counterparty's obligations under the swap agreement or find a replacement swap counterparty acceptable to the rating agencies, or in the case of a rating agency trigger event, to find a replacement swap counterparty acceptable to the rating agencies or, in certain circumstances, find a guarantor acceptable to the rating agencies that will guarantee the swap counterparty's obligations. In the event that the swap counterparty fails to either post acceptable collateral, find an acceptable guarantor or find an acceptable replacement swap counterparty after certain events or find a replacement swap counterparty or an acceptable guarantor, as applicable, after a rating agency trigger event, as the case may be, the trustee will be required to take such actions (following the expiration of any applicable grace period), unless otherwise directed in writing by the holders of 25% (by balance) of the Class A-MFL Certificates, to enforce the rights of the trustee under the swap agreement as may be permitted by the terms of the swap agreement and the pooling and servicing agreement and use any termination fees received from the swap counterparty to enter into a replacement swap agreement on substantially similar terms. If the costs attributable to entering into a replacement swap agreement would exceed the net proceeds of the liquidation of the swap agreement, a replacement swap agreement will not be entered into and any such proceeds will instead be distributed to the holders of the Class A-MFL Certificates. In such instance, the Class A-MFL Certificates will have the same pass-through rate of the class A-MFL REMIC II regular interest, which is a fixed rate (subject to the weighted average net mortgage rate on the underlying mortgage loans). There can be no assurance that the swap counterparty will maintain the required ratings or have sufficient assets or otherwise be able to fulfill its obligations under the swap agreement.

LIBOR Fluctuations Will Affect Yields on the Class A-MFL Certificates

            The yield to investors in the Class A-MFL Certificates will be highly sensitive to changes in the level of LIBOR. Investors in the Class A-MFL Certificates should consider the risk that lower than anticipated levels of LIBOR could result in actual yields that are lower than anticipated yields on the Class A-MFL Certificates.

            For a more detailed discussion of the risks involved in investing in the Class A-MFL Certificates, see "Risks Related to the Swap Agreement" in the prospectus supplement.

The Swap Agreement

            The initial notional amount of the swap agreement will be equal to the total initial principal balance of the Class A-MFL Certificates (and, correspondingly, of the class A-MFL REMIC II regular interest). The notional amount of the swap agreement will decrease to the extent of any decrease in the total principal balance of the Class A-MFL Certificates (and, correspondingly, of the class A-MFL REMIC II regular interest). The termination date of the swap agreement will be the earliest of (i) the rated final distribution date for the Class A-MFL certificates, (ii) the date on which the notional amount of the swap agreement is reduced to zero, (iii) the date on which the option to purchase all of the underlying mortgage loans and all other property remaining in the trust fund is exercised and (iv) the date on which the termination of the trust fund occurs.

            The interest accrual period for the Class A-MFL Certificates for any distribution date will be the period from and including the distribution date in the month preceding the month in which the related distribution date occurs (or, in the case of the first distribution date, from and including December , 2006) to, but excluding, the related distribution date; except that, if the swap agreement is terminated and not replaced or if there exists a continuing payment default by the swap counterparty under the swap agreement, then the interest accrual period with respect to the Class A-MFL Certificates for any distribution date will be the same as the interest accrual period for the class A-MFL REMIC II regular interest (the calendar month immediately preceding the month in which that distribution date occurs). Interest will be calculated with respect to the Class A-MFL Certificates based upon the actual number of days in the related interest accrual period and a year consisting of 360 days; except that, if the swap agreement is terminated and not replaced or if there exists a continuing payment default by the swap counterparty under the swap agreement, then the Class A-MFL Certificates will also accrue interest on the basis of a 360-day year consisting of twelve 30-day months.

            Under the swap agreement, the trust will generally be obligated to pay to the swap counterparty with respect to each distribution date, out of interest amounts and any yield maintenance charges or static prepayment premiums paid or payable, as the case may be, with respect to the class A-MFL REMIC II regular interest, an amount equal to the sum of (i) any yield maintenance charges or static prepayment premiums allocable to the class A-MFL REMIC II regular interest and (ii) 1/12th of the product of (A) the notional amount of the swap agreement for that distribution date and (B) _____% per annum, subject to adjustment as discussed in the following two paragraphs. The swap counterparty will generally be obligated to pay to the trust with respect to each distribution date an amount equal to the product of (i) the notional amount of the swap agreement for that distribution date, (ii) LIBOR plus _____% per annum and (iii) a fraction, the numerator of which is the actual number of days elapsed during the related accrual period, and the denominator of which is 360, subject to adjustment as discussed in the following two paragraphs.

            If there is for any reason an interest shortfall with respect to the class A-MFL REMIC II regular interest, then the amount payable by the trust to the swap counterparty with respect to any distribution date will be reduced by an amount equal to the amount, if any, by which (a) 1/12th of the product of (i) %, multiplied by (ii) the notional amount of the swap agreement for that distribution date exceeds (b) the amount of interest distributions with respect to the class A-MFL REMIC II regular interest pursuant to the priority of distributions on that distribution date. As a result, the amount payable by the swap counterparty to the trust with respect to the subject distribution date will also be reduced by an amount equal to the product of (a) the amount of the reduction determined as described in the immediately preceding sentence multiplied by (b) the quotient of (i) the product of (x) LIBOR plus _____%, multiplied by (y) the quotient of the actual number of days in the related accrual period divided by 360, multiplied by (z) the notional amount of the swap agreement for that distribution date, divided by (ii) 1/12th of the product of
(y) _____%, multiplied by (z) the notional amount of the swap agreement for that distribution date.

            If the amount paid by the trust to the swap counterparty is reduced on any distribution date as described in the preceding paragraph, and if on any subsequent distribution date the amount of interest distributions with respect to the class A-MFL REMIC II regular interest pursuant to the priority of distributions on that distribution date exceeds 1/12th of the product of (i) _____%, multiplied by (ii) the notional amount of the swap agreement for that distribution date, then the trust will be obligated under the swap agreement to reimburse such excess to the swap counterparty, up to the total amount of such reductions remaining unreimbursed to the swap counterparty from prior distribution dates, and the swap counterparty will be obligated under the swap agreement to reimburse to the trust an amount equal to the product of (i) each amount reimbursed to the swap counterparty on the current distribution date and
(ii) the quotient specified in clause (b) of the last sentence of the preceding paragraph for the distribution date on which the reduction that is currently being reimbursed originally occurred. Such reimbursements will be made on a first-in/first-out basis.

            For a more detailed discussion of the swap agreement and its terms, the allocation of interest and principal to the holders of the Class A-MFL Certificates and the allocation of losses to the holders of the Class A-MFL Certificates, see "Description of the Swap Agreement," "Description of the Offered Certificates--Distributions--Principal Distributions," "Description of the Offered Certificates--Distributions--Interest Distributions," "--Distributions--Priority of Distributions" and "Description of the Offered Certificates--Reductions of Certificate Principal Balances in Connection with Realized Losses and Additional Trust Fund Expenses" in the prospectus supplement.

            The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-137192. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

            This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

            The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale. This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

            A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

            Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.